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PRESS RELEASE


WOODWARD GOVERNOR COMPANY ANNOUNCES RIGHTS PLAN
Rockford, Illinois, January 17, 1996 - The Board of Directors of Woodward Governor Company, a Delaware corporation, announced the adoption of a Rights Plan intended to protect the interests of the Woodward shareholders in the event of a takeover of the company which is not approved by the Woodward Governor Board of Directors.

The company's management said that it is not aware of any efforts to gain control of the company at this time and described the Rights Plan as a standard safeguard against unfair takeover practices.

"In a takeover attempt, the Plan will help assure that all of the Woodward Governor shareholders will receive fair and equal treatment," said John A. Halbrook, the company's Chairman and Chief Executive Officer. "We want to protect our shareholders from partial tender offers, squeeze outs, open market accumulations and other potentially abusive tactics that might be used to gain control of the company without paying a control premium to all shareholders."

Under the terms of the plan, Woodward Governor Company will make a dividend distribution of one Preferred Share Purchase Right with respect to each outstanding share of Woodward common stock to all common shareholders of record on February 2, 1996. Separate Rights Certificates will not be distributed as the Rights will automatically trade with the common stock currently outstanding. The distribution is not taxable to shareholders. Each Right will expire on January 17, 2006.

Shareholders can exercise the rights only if an individual or group acquires or announces a tender offer for 15% or more of the company's common stock. If the Rights first become exercisable as a result of an announced tender offer, each Right would entitle the holder to buy one one-hundredth of a share of a new series of preferred stock at an exercise price of $300.00.

Once an individual or group acquires 15% or more of Woodward Governor Company common stock, however, each Right will then entitle the holder to purchase a number of Woodward Governor Company common shares at a 50% discount to the then market price of the Woodward common shares. The Woodward Governor Company Board of Directors may also elect to issue or pay, upon the exercise of the Rights and in lieu of the Common Shares, cash, property or other securities, or any combination thereof, having a fair market value equal to the value of the Common Shares which would otherwise be issuable upon the exercise of the Rights.

After an individual or group acquires 15% of the company's common stock, and before they acquire 50%, Woodward's Board of Directors may exchange the

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Rights (other than any owned by such individual or group) in whole or in part, at an exchange ratio of one share of common stock per Right.

Before an investor or group acquires 15% of Woodward's common stock, the Rights are redeemable for $.01 per right at the option of the Woodward Governor Company Board of Directors.

Woodward Governor Company's Board of Directors is also authorized to reduce the 15% threshold to no less than 10%.

The Rights are intended to enable all Woodward Governor shareholders to realize the long-term value of their investment in the company. The Rights will not prevent a takeover but should encourage anyone seeking to acquire the company to negotiate with the Woodward Governor Company Board of Directors prior to attempting a takeover.

The Woodward Governor Company serves prime mover control and accessory markets. It has headquarters and a plant in Rockford, Illinois and plants in Fort Collins, Colorado; Loveland, Colorado; Avon, Connecticut; Rockton, Illinois; Buffalo, New York, U.S.A.; Sydney, Australia; Campinas, Brazil; Reading, England; Aken, Germany; Kelbra, Germany; Ballabgarh, Haryana, India; Tomisato, Japan; Kobe, Japan; Hoofddorp, The Netherlands; Singapore